UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 033-91528
Jilin Chemical Industrial Company Limited
(Exact name of registrant as specified in its charter)
No. 9 Longtan Street, Longtan District,
Jilin City, Jilin Province 132021
People’s Republic of China
(+86 432) 390-3651
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares
Class H Ordinary Shares, par value RMB1.00 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 5

     Pursuant to the requirements of the Securities Exchange Act of 1934, Jilin Chemical Industrial Company Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
Date: June 21, 2006	By:	/s/ Shen Diancheng
		Name:	Shen Diancheng
		Title:	Chairman and Executive Director